Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 5, 2021, with respect to the consolidated balance sheets of EVgo HoldCo, LLC (formerly known as EVgo Services, LLC) and subsidiaries (the Company) as of December 31, 2020 (Successor) and 2019 (Predecessor), the related consolidated statements of operations, changes in members’ equity, and cash flows for the periods from January 16, 2020 to December 31, 2020 (Successor), January 1, 2020 to January 15, 2020 (Predecessor), and the year ended December 31, 2019 (Predecessor) and the related notes (collectively, the consolidated financial statements), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

July 20, 2021